UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Oatly Group AB

Interim condensed consolidated financial statements

For the three and six months ended June 30, 2024

Part I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, except share and per share data)	Note	2024	2023	2024	2023
Revenue	5	202,195	195,987	401,350	391,632
Cost of goods sold		(143,239)	(158,331)	(288,496)	(319,888)
Gross profit		58,956	37,656	112,854	71,744
Research and development expenses		(10,898)	(5,321)	(15,540)	(11,035)
Selling, general and administrative expenses		(84,261)	(106,695)	(163,003)	(205,550)
Other operating income and (expenses), net		(2,876)	(1,120)	(1,803)	(2,208)
Operating loss		(39,079)	(75,480)	(67,492)	(147,049)
Finance income and (expenses), net	7	10,389	(11,512)	(6,988)	(13,508)
Loss before tax		(28,690)	(86,992)	(74,480)	(160,557)
Income tax (expense)/benefit	8	(1,751)	273	(1,805)	(1,739)
Loss for the period		(30,441)	(86,719)	(76,285)	(162,296)
Attributable to:
Shareholders of the parent		(30,384)	(86,719)	(76,183)	(162,296)
Non-controlling interests		(57)	—	(102)	—
Loss per share, attributable to shareholders of the parent:
Basic and diluted	24	(0.05)	(0.15)	(0.13)	(0.27)
Weighted average common shares outstanding:
Basic and diluted	24	596,242,505	593,189,505	595,654,647	592,757,116

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss

(Unaudited)	Note	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)		2024	2023	2024	2023
Loss for the period		(30,441)	(86,719)	(76,285)	(162,296)
Other comprehensive loss:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations		(1,228)	(28,216)	(20,460)	(20,863)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Fair value changes on Convertible Notes attributable to changes in credit risk	13	—	(72,656)	—	(72,656)
Total other comprehensive loss for the period		(1,228)	(100,872)	(20,460)	(93,519)
Total comprehensive loss for the period		(31,669)	(187,591)	(96,745)	(255,815)
Attributable to:
Shareholders of the parent		(31,605)	(187,591)	(96,627)	(255,815)
Non-controlling interests		(64)	—	(118)	—

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(Unaudited)	Note	June 30, 2024	December 31, 2023
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	9	121,180	130,326
Property, plant and equipment	10	342,470	360,286
Right-of-use assets	11	57,030	88,393
Other non-current receivables	12,13	44,444	44,378
Deferred tax assets	8	5,417	10,203
Total non-current assets		570,541	633,586
Current assets
Inventories	14	79,816	67,882
Trade receivables	15	103,678	112,951
Current tax assets		7,023	2,505
Other current receivables	16	15,879	33,820
Prepaid expenses		12,194	16,928
Cash and cash equivalents	17	142,728	249,299
Total current assets		361,318	483,385
TOTAL ASSETS		931,859	1,116,971
EQUITY AND LIABILITIES
Equity	18
Share capital		106	105
Treasury shares		(0)	(0)
Other contributed capital		1,628,045	1,628,045
Other reserves		(253,648)	(233,204)
Accumulated deficit		(1,130,341)	(1,060,952)
Equity attributable to shareholders of the parent		244,162	333,994
Non-controlling interests		1,669	1,787
Total equity		245,831	335,781
Liabilities
Non-current liabilities
Lease liabilities	11	37,734	72,570
Liabilities to credit institutions	19	115,486	114,249
Provisions	20	1,559	10,716
Total non-current liabilities		154,779	197,535
Current liabilities
Lease liabilities	11	13,757	16,432
Convertible Notes	13,21	317,047	323,528
Liabilities to credit institutions	19	5,950	6,056
Trade payables		47,163	64,368
Current tax liabilities		1,292	2,732
Other current liabilities		11,983	13,873
Accrued expenses	22	125,205	121,338
Provisions	20	8,852	35,328
Total current liabilities		531,249	583,655
Total liabilities		686,028	781,190
TOTAL EQUITY AND LIABILITIES		931,859	1,116,971

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2023	18	105	(0)	1,628,045	(233,204)	(1,060,952)	333,994	1,787	335,781
Loss for the period		—	—	—	—	(45,799)	(45,799)	(45)	(45,844)
Other comprehensive loss		—	—	—	(19,223)	—	(19,223)	(9)	(19,232)
Total comprehensive loss for the period		—	—	—	(19,223)	(45,799)	(65,022)	(54)	(65,076)
Share-based compensation	6	—	—	—	—	2,615	2,615	—	2,615
Balance at March 31, 2024		105	(0)	1,628,045	(252,427)	(1,104,136)	271,587	1,733	273,320
Loss for the period		—	—	—	—	(30,384)	(30,384)	(57)	(30,441)
Other comprehensive loss		—	—	—	(1,221)	—	(1,221)	(7)	(1,228)
Total comprehensive loss for the period		—	—	—	(1,221)	(30,384)	(31,605)	(64)	(31,669)
Issue of shares		1	(0)	—	—	—	0	—	0
Share-based compensation	6	—	—	—	—	4,179	4,179	—	4,179
Balance at June 30, 2024		106	(0)	1,628,045	(253,648)	(1,130,341)	244,162	1,669	245,831

(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at December 31, 2022	18	105	(0)	1,628,045	(171,483)	(665,524)	791,143	—	791,143
Loss for the period		—	—	—	—	(75,577)	(75,577)	—	(75,577)
Other comprehensive income		—	—	—	7,353	—	7,353	—	7,353
Total comprehensive loss for the period		—	—	—	7,353	(75,577)	(68,224)	—	(68,224)
Share-based compensation	6	—	—	—	—	8,047	8,047	—	8,047
Balance at March 31, 2023		105	(0)	1,628,045	(164,130)	(733,054)	730,966	—	730,966
Loss for the period		—	—	—	—	(86,719)	(86,719)	—	(86,719)
Other comprehensive loss		—	—	—	(100,872)	—	(100,872)	—	(100,872)
Total comprehensive loss for the period		—	—	—	(100,872)	(86,719)	(187,591)	—	(187,591)
Issue of shares		0	(0)	—	—	—	0	—	0
Share-based compensation	6	—	—	—	—	2,422	2,422	—	2,422
Balance at June 30, 2023		105	(0)	1,628,045	(265,002)	(817,351)	545,797	—	545,797

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)		Six months ended June 30,
(in thousands of U.S. dollars)	Note	2024	2023
Operating activities
Net loss		(76,285)	(162,296)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	9,10,11	25,321	24,697
—Write-downs of inventories	14	517	7,609
—Impairment loss/(gain) on trade receivables	15	176	(268)
—Share-based compensation	6	6,794	10,469
—Movements in provisions	20	(35,507)	2,797
—Finance (income) and expenses, net	7	6,988	13,508
—Income tax expense	8	1,805	1,739
—Loss on disposal of property, plant and equipment		—	237
—Impairment related to discontinued construction of production facilities	10	1,747	—
—Other		1,317	(815)
Interest received		5,897	2,317
Interest paid		(13,002)	(7,657)
Income tax paid		(3,767)	(12,191)
Changes in working capital:
—(Increase)/decrease in inventories	14	(14,151)	2,371
—Decrease/(increase) in trade receivables, other current receivables, prepaid expenses	15,16	15,923	(1,934)
—(Decrease)/increase in trade payables, other current liabilities, accrued expenses	22	(9,786)	6,327
Net cash flows used in operating activities		(86,013)	(113,090)
Investing activities
Purchase of intangible assets	9	(773)	(1,569)
Purchase of property, plant and equipment	10	(19,647)	(39,465)
Investments in financial assets	12	—	(1,651)
Proceeds from sale of property, plant and equipment	10,16	20,392	—
Proceeds from sale of assets held for sale		—	43,998
Other		886	—
Net cash flows from investing activities		858	1,313
Financing activities
Proceeds from Convertible Notes	13,21	—	324,950
Proceeds from liabilities to credit institutions	19	—	176,956
Repayment of liabilities to credit institutions	19	(1,360)	(97,680)
Payment of loan transaction costs	7	(4,965)	(31,815)
Repayment of lease liabilities	11	(13,888)	(5,102)
Cash flows (used in)/from financing activities		(20,213)	367,309
Net (decrease)/increase in cash and cash equivalents		(105,368)	255,532
Cash and cash equivalents at the beginning of the period		249,299	82,644
Exchange rate differences in cash and cash equivalents		(1,203)	2,554
Cash and cash equivalents at the end of the period	17	142,728	340,730

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of accounting policies

The interim condensed consolidated financial statements of Oatly Group AB for the three and six months ended June 30, 2024 and 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern, and there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. In forming this judgment the Group has taken into consideration principal conditions, events and assumptions in relation to the Group’s ability to meet its financial covenants and other obligations. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2023, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise stated.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2023.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectation of future events.

Note 4. Seasonality

To date, the Group has not experienced pronounced seasonality, but such fluctuations may have been masked by the Group’s historical growth and macroeconomic trends, including higher inflation. As the Group continues to grow, including the relative size of its markets, the Group expects to see additional seasonality effects, especially within the food retail channel, with revenue contribution from this channel tending to be linked with holiday season periods. For example, the Lunar New Year one week celebration occurring in the first quarter of the calendar year has resulted in lower volumes sold in Greater China compared to other quarterly periods.

Note 5. Segment information

Effective as of January 1, 2024, the Company made changes to how it makes strategic decisions and allocates resources among its operating segments. As part of this change, the Greater China business is managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, is managed together with the EMEA business, which is now identified as Europe & International. Following these changes, the new operating segments are:

(i)
Europe & International, which is inclusive of Europe, Middle East and Africa, Asia Pacific and Latin America;
(ii)
North America, which is inclusive of the United States and Canada; and
(iii)
Greater China, which is inclusive of Mainland China, Hong Kong and Taiwan.

In addition to the above-described changes, a majority of the research and development expenses, previously part of corporate overhead, are now allocated to the operating segments to align with how resources are being allocated and monitored as of January 1, 2024.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Segment information for the three and six months ended June 30, 2023 presented below has been updated to reflect the above-described changes.

5.1 Revenue, Adjusted EBITDA and EBITDA

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2024 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	105,541	67,819	28,835	—	—	202,195
Intersegment revenue	1,814	—	—	—	(1,814)	—
Total segment revenue	107,355	67,819	28,835	—	(1,814)	202,195
Adjusted EBITDA	12,638	1,166	(428)	(24,373)	—	(10,997)
Share-based compensation expense	(501)	(232)	(479)	(2,967)	—	(4,179)
Restructuring costs(1)	(855)	(769)	(1,470)	(120)	—	(3,214)
Discontinued construction of production facilities(2)	(2,923)	277	—	—	—	(2,646)
New product launch issue(3)	—	(5,677)	—	—	—	(5,677)
Non-controlling interests	—	—	(58)	—	—	(58)
EBITDA	8,359	(5,235)	(2,435)	(27,460)	—	(26,771)
Finance income and (expenses), net	—	—	—	—	—	10,389
Depreciation and amortization	—	—	—	—	—	(12,308)
Loss before tax	—	—	—	—	—	(28,690)

Three months ended June 30, 2023 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	98,768	61,832	35,387	—	—	195,987
Intersegment revenue	9,067	—	122	—	(9,189)	—
Total segment revenue	107,835	61,832	35,509	—	(9,189)	195,987
Adjusted EBITDA	1,294	(10,880)	(18,577)	(24,305)	—	(52,468)
Share-based compensation expense	(74)	(808)	(1,391)	(149)	—	(2,422)
Restructuring costs(1)	(26)	(2,407)	(110)	(5,429)	—	(7,972)
Costs related to the YYF transaction(4)	—	(154)	—	—	—	(154)
EBITDA	1,194	(14,249)	(20,078)	(29,883)	—	(63,016)
Finance income and (expenses), net	—	—	—	—	—	(11,512)
Depreciation and amortization	—	—	—	—	—	(12,464)
Loss before tax	—	—	—	—	—	(86,992)

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Six months ended June 30, 2024 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	215,948	134,786	50,616	—	—	401,350
Intersegment revenue	3,778	—	—	—	(3,778)	—
Total segment revenue	219,726	134,786	50,616	—	(3,778)	401,350
Adjusted EBITDA	27,134	778	(3,856)	(48,257)	—	(24,201)
Share-based compensation expense	(879)	1,027	(1,179)	(5,763)	—	(6,794)
Restructuring costs(1)	(855)	(769)	(1,940)	(71)	—	(3,635)
Discontinued construction of production facilities(2)	(2,923)	1,161	—	—	—	(1,762)
New product launch issue(3)	—	(5,677)	—	—	—	(5,677)
Non-controlling interests	—	—	(102)	—	—	(102)
EBITDA	22,477	(3,480)	(7,077)	(54,091)	—	(42,171)
Finance income and (expenses), net	—	—	—	—	—	(6,988)
Depreciation and amortization	—	—	—	—	—	(25,321)
Loss before tax	—	—	—	—	—	(74,480)

Six months ended June 30, 2023 (Unaudited) (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	199,264	125,873	66,495	—	—	391,632
Intersegment revenue	19,551	—	122	—	(19,673)	—
Total segment revenue	218,815	125,873	66,617	—	(19,673)	391,632
Adjusted EBITDA	8,491	(21,186)	(35,906)	(53,740)	—	(102,341)
Share-based compensation expense	(1,119)	(1,852)	(2,779)	(4,719)	—	(10,469)
Restructuring costs(1)	(1,034)	(2,594)	(110)	(5,429)	—	(9,167)
Costs related to the YYF Transaction(4)	—	(375)	—	—	—	(375)
EBITDA	6,338	(26,007)	(38,795)	(63,888)	—	(122,352)
Finance income and (expenses), net	—	—	—	—	—	(13,508)
Depreciation and amortization	—	—	—	—	—	(24,697)
Loss before tax	—	—	—	—	—	(160,557)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2024 and 2023 primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1) Relates primarily to severance payments as the Group continues to adjust its organizational structure to the macro environment.

(2) Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, and reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.

(3) Expenses related to a new product launch issue.

(4) Relates to the Ya YA Foods USA LLC transaction (the “YYF Transaction”). See the Company’s Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

5.2 Non-current assets by country

Non-current assets for this purpose consist of property, plant and equipment and right-of-use assets.

	June 30, 2024	December 31, 2023
China	125,554	123,542
Sweden	115,124	120,864
US	95,985	102,883
The Netherlands	30,325	29,218
Singapore	23,217	26,115
UK	7,805	44,413
Other	1,490	1,644
Total	399,500	448,679

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

5.3 Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
US	66,845	61,049	132,482	124,262
UK	32,584	34,074	65,281	66,447
Germany	28,692	24,438	59,139	50,622
China	28,527	33,492	50,053	62,561
Sweden	11,079	11,380	23,307	23,944
The Netherlands	6,125	6,714	13,523	13,762
Finland	4,799	5,329	10,406	11,282
Other	23,544	19,511	47,159	38,752
Total	202,195	195,987	401,350	391,632

5.4 Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Three months ended June 30, 2024	Europe & International	North America	Greater China	Total
Retail	84,669	35,002	2,631	122,302
Foodservice	20,500	31,173	20,244	71,917
Other	372	1,644	5,960	7,976
Total	105,541	67,819	28,835	202,195

Three months ended June 30, 2023	Europe & International	North America	Greater China	Total
Retail	79,315	31,654	6,968	117,937
Foodservice	18,745	28,613	19,587	66,945
Other	708	1,565	8,832	11,105
Total	98,768	61,832	35,387	195,987

Six months ended June 30, 2024	Europe & International	North America	Greater China	Total
Retail	174,876	71,065	5,430	251,371
Foodservice	40,020	60,286	35,523	135,829
Other	1,052	3,435	9,663	14,150
Total	215,948	134,786	50,616	401,350

Six months ended June 30, 2023	Europe & International	North America	Greater China	Total
Retail	162,654	64,906	12,636	240,196
Foodservice	35,041	57,979	39,817	132,837
Other	1,569	2,988	14,042	18,599
Total	199,264	125,873	66,495	391,632

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 10% and 12% in the six months ended June 30, 2024 and 2023, respectively, were derived from a single external customer in the foodservice channel. The revenues were attributed to the North America and Greater China segments.

Oatmilk accounted for approximately 89% and 87% of the Group’s revenue in the six months ended June 30, 2024 and 2023, respectively.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 6. Share-based compensation

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of shares under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 18 Equity.

During the six months ended June 30, 2024, the Company, under the 2021 Plan, granted 8,924,209 RSUs, of which 3,914,835 were granted to members of key management, including the CEO and CFO (the “Executive Officers”), and the Board of Directors. 2,897,187 RSUs vested during the period, of which 472,145 were to key management. The RSUs are accounted for as equity-settled share-based compensation transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

On June 18, 2024, pursuant to the resolutions of the Remuneration Committee, the Board of Directors and the shareholders of the Company, certain senior key employees were offered the opportunity to exchange outstanding unexercised stock options for a smaller number of RSUs. All holders of unexercised stock options granted during May 2021 and July 2023, with exercise prices ranging from $1.56 to $17.00, were offered to participate in the exchange. The number of new RSUs were determined such that the fair market value of the shares underlying the new RSUs equals the fair value of the exchanged stock options. For these purposes, fair market value was determined on a grant-by-grant basis and the number of shares underlying new RSUs equals the Black-Scholes option-pricing model value of the exchanged stock options, resulting in a weighted average conversion rate of 0.3492 RSUs per stock option. The exchange was completed on June 28, 2024 with a total of 4,257,251 new RSUs granted, of which 3,303,458 were granted to members of key management, including the Executive Officers, in exchange for a total number of 12,189,782 stock options. The new RSUs granted will vest in equal installments on each of the first two anniversaries of the date of grant, subject to continued service.

The exchange of stock options for new RSUs has been accounted for as a modification of equity awards where the number of equity instruments has been reduced but the total fair value of the equity awards is unchanged. The Company has considered the total number of exchanged stock options as a single unit of account, with the original stock options and the grant of new RSUs accounted for as one modification. As a result, the original grant date fair value of the originally granted stock options will continue to be recognized over the vesting period.

The following table list the key inputs to the Black-Scholes option-pricing model used to determine the total fair value of the stock options for exchange to RSUs:

Expected term (years)	2.92-7.07
Weighted-average share price at grant date	1.0653
Expected price volatility of the Company’s shares (%)	60-70
Risk-free interest rate (%)	4.20-4.43

Activity in the Group’s RSUs outstanding and related information is as follows:

	Number of RSUs	Weighted average grant date fair value ($)
As of December 31, 2023	8,415,816	2.91
Granted during the period	8,924,209	1.06
RSUs granted in exchange for stock options	4,257,251	0.97
Forfeited during the period	(1,019,993)	2.28
Vested during the period	(2,897,187)	2.16
As of June 30, 2024	17,680,096	1.45

During the six months ended June 30, 2024, the Company, under the 2021 Plan, granted 8,812,133 stock options of which 5,355,577 were granted to members of key management. 5,525,929 stock options vested during the period, of which 3,822,272 were to key management. The stock options are accounted for as equity-settled share-based compensation transactions. For stock options granted under the 2021 Plan, the

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

exercise price is equal to the fair value of the ordinary shares on grant date. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Number of stock options	Weighted average exercise price ($)
As of December 31, 2023	21,289,191	5.98
Granted during the period	8,812,133	1.06
Stock options exchanged to RSUs	(12,189,782)	5.10
Forfeited during the period	(1,325,061)	4.90
Expired during the period	(1,301,189)	9.18
As of June 30, 2024	15,285,292	3.67
Vested and exercisable as of June 30, 2024	4,419,139	9.80

The fair value at grant date of the stock options granted during the financial year 2024 was $0.67 for the May 2024 grant date. The fair value at grant date of the stock options granted during the financial year 2023 was $0.98 for the May 2023 grant date, $1.09 for the July 2023 grant date and $0.43 for the November 2023 grant date. The fair value at grant date of the stock options granted during the financial year 2022 was $1.49 for the May 2022 grant date and $0.86 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $6.24 for the May 2021 grant date and $3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

The following table lists the inputs to the Black-Scholes option-pricing model used for stock options granted during the six months ended June 30, 2024:

Expected term (years)	6-8
Weighted-average share price at grant date	1.06
Expected price volatility of the Company's shares (%)	60
Risk-free interest rate (%)	4.56-4.57

Share-based compensation expense was $4.2 million for the three months ended June 30, 2024 (2023: $2.4 million) and $6.8 million for the six months ended June 30, 2024 (2023: $10.5 million).

Note 7. Finance income and expenses

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest income	2,892	2,808	6,375	3,154
Other financial income	102	171	204	171
Net foreign exchange difference	(185)	14,994	1,584	16,096
Interest expenses on lease liabilities	(1,487)	(1,503)	(3,009)	(3,533)
Interest expenses on Convertible Notes	(8,421)	(6,461)	(16,529)	(6,462)
Interest expenses on liabilities to credit institutions	(5,966)	(6,586)	(12,155)	(8,725)
Fair value changes on derivatives	183	(437)	(745)	534
Fair value changes on Convertible Notes	23,894	3,823	23,010	3,823
Other financial expenses	(623)	(18,321)	(5,723)	(18,566)
Total finance income and expenses, net	10,389	(11,512)	(6,988)	(13,508)

Interest expense on the Convertible Notes is the nominal coupon rate of 9.25%. Fair value changes on Convertible Notes contains the fair value changes less the coupon rate and changes in credit risk. See Note 13 Fair value of financial instruments and Note 21 Convertible Notes.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Other financial expenses for the six months ended June 30, 2024 mainly consists of $5.0 million in transaction costs relating to amendments in the Group’s financing arrangements.

Other financial expenses for the three and six months ended June 30, 2023 mainly consist of $16.8 million in transaction costs relating to the issuance of Convertible Notes, and $1.4 million in previously capitalized and amortized transaction costs relating to the previous Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) that were expensed in connection with the extinguishment of the liability.

See Note 19 Liabilities to credit institutions for further details on the Group’s credit facilities.

Note 8. Income tax

Total tax expense for each of the three and six months ended June 30, 2024 was $1.8 million. Total tax benefit/(expense) for the three and six months ended June 30, 2023 was $0.3 million and $(1.7) million, respectively. The effective tax rate for the three and six months ended June 30, 2024 was 6.1% and 2.4%, respectively. The effective tax rate for three and six months ended June 30, 2023 was (0.3%) and 1.1%, respectively. Unrecognized tax losses in Sweden is the main driver of the Group’s effective tax rate. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates, and whether or not deferred tax assets are able to be recognized.

Note 9. Intangible assets

A summary of the intangible assets as at June 30, 2024 and December 31, 2023 is as follows:

	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At December 31, 2023	118,213	15,326	7,617	1,159	142,315
Additions	—	—	477	317	794
Reclassification	—	781	—	(781)	—
Exchange differences	(7,197)	(943)	(423)	(64)	(8,627)
At June 30, 2024	111,016	15,164	7,671	631	134,482
Accumulated amortization
At December 31, 2023	—	(8,357)	(3,632)	—	(11,989)
Amortization charge	—	(1,276)	(774)	—	(2,050)
Exchange differences	—	521	216	—	737
At June 30, 2024	—	(9,112)	(4,190)	—	(13,302)
Cost, net accumulated amortization
At December 31, 2023	118,213	6,969	3,985	1,159	130,326
At June 30, 2024	111,016	6,052	3,481	631	121,180

Amortization expense for the three months ended June 30, 2024 was $1.1 million (2023: $1.0 million). Amortization expense for the six months ended June 30, 2024 was $2.1 million (2023: $2.0 million).

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at June 30, 2024 and December 31, 2023 is as follows:

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2023	104,749	278,849	217,295	600,893
Additions	218	3,722	16,559	20,499
Disposals(1)	(84)	(498)	(17,642)	(18,224)
Reclassifications	1,673	644	(2,317)	—
Exchange differences	(3,800)	(6,505)	(2,031)	(12,336)
At June 30, 2024	102,756	276,212	211,864	590,832
Accumulated depreciation and impairment
At December 31, 2023	(15,068)	(72,479)	(153,060)	(240,607)
Depreciation charge	(3,083)	(14,266)	—	(17,349)
Disposals(1)	34	195	7,493	7,722
Impairment(2)	—	—	(1,747)	(1,747)
Exchange differences	672	2,000	947	3,619
At June 30, 2024	(17,445)	(84,550)	(146,367)	(248,362)
Cost, net accumulated depreciation and impairment
At December 31, 2023	89,681	206,370	64,235	360,286
At June 30, 2024	85,311	191,662	65,497	342,470

(1) Relates primarily to sold assets due to the discontinued construction of the Group’s production facilities in Peterborough, UK.

(2) Relates primarily to recognized non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK.

The additions in construction in progress during the six months ended June 30, 2024 are mainly related to investments in the Ma’anshan, China production facility.

Depreciation expense for the three months ended June 30, 2024 was $8.7 million (2023: $8.2 million). Depreciation expense for the six months ended June 30, 2024 was $17.3 million (2023: $16.1 million).

Note 11. Leases

Lease terms for production facilities are generally between 10 and 20 years, and lease terms for other properties (i.e., offices) are generally between one and 15 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2023	92,573	31,782	124,355
Increases	728	627	1,355
Decreases(1)	(29,553)	(2,304)	(31,857)
Exchange differences	(1,433)	(1,002)	(2,435)
At June 30, 2024	62,315	29,103	91,418
Accumulated depreciation
At December 31, 2023	(23,139)	(12,823)	(35,962)
Depreciation	(3,703)	(2,218)	(5,921)
Decreases	4,828	1,772	6,600
Exchange differences	382	513	895
At June 30, 2024	(21,632)	(12,756)	(34,388)
Cost, net accumulated depreciation
At December 31, 2023	69,434	18,959	88,393
At June 30, 2024	40,683	16,347	57,030

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

(1) Relates primarily to terminated lease contract due to the discontinued construction of the Group’s production facility in Peterborough, UK.

Depreciation expense for the three months ended June 30, 2024 was $2.6 million (2023: $3.4 million). Depreciation expense for the six months ended June 30, 2024 was $5.9 million (2023: $6.8 million).

Below is the maturity analysis of lease liabilities:

Lease liabilities	June 30, 2024
Maturity Analysis
Less than 3 months	3,540
Between 3 months and 1 year	10,619
Between 1 and 2 years	12,250
Between 2 and 5 years	21,912
After 5 years	17,216
Total lease commitments	65,537
Impact of discounting remaining lease payments	(14,046)
Total lease liabilities at June 30, 2024	51,491
Lease liabilities included in the condensed consolidated statement of financial position at June 30, 2024
Non-current	37,734
Current	13,757
Total	51,491

The Group has the following lease agreements, which had not commenced as of June 30, 2024, but to which the Group is committed:

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.6 million for a term of six years.

Note 12. Other non-current receivables

	June 30, 2024	December 31, 2023
Promissory note	23,454	22,093
Long-term prepaid expenses	15,208	15,782
Derivatives	1,059	1,027
Deposits	963	1,861
Other receivables	3,760	3,615
Total	44,444	44,378

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas (respectively, the “Ogden Facility” and the “Dallas-Fort Worth Facility”, and together, the “Facilities”), to YYF. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12.56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the Facilities due to the YYF Transaction.

Note 13. Fair value of financial instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

Specific valuation techniques used in Level 2 to value financial instruments include:

•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date
•
for interest rate caps – option pricing models (e.g. Black-Scholes model)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at June 30, 2024	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of other non-current receivables)	—	1,059	—
Total financial assets	—	1,059	—
Financial liabilities
Convertible Notes	—	—	317,047
Total financial liabilities	—	—	317,047

Recurring fair value measurements at December 31, 2023	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of other non-current receivables)	—	1,027	—
Derivatives (part of other current receivables)	—	857	—
Total financial assets	—	1,884	—
Financial liabilities
Convertible Notes	—	—	323,528
Total financial liabilities	—	—	323,528

There were no transfers between the levels during the six months ended June 30, 2024 and the year ended December 31, 2023.

The carrying amount of the promissory note, is a reasonable approximation of fair value since the transaction was closed on March 1, 2023, and there have been no significant changes to credit risk or market rates during the period March 1, 2023 until June 30, 2024. See Note 12 Other non-current receivables.

The carrying amount of non-current liabilities to credit institutions in the Group is a reasonable approximation of fair value since the interest rate is variable and there have been no significant changes to credit risk since issued on April 18, 2023. See Note 19 Liabilities to credit institution.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Convertible Notes

Convertible Notes
At January 1, 2024	323,528
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	(6,481)
At June 30, 2024	317,047

June 30, 2024
Carrying amount	317,047
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	546,842
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(229,795)

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The Group determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the Convertible Notes. Market conditions which give rise to market risk include changes in the benchmark interest rate. Fair value movements on the conversion option embedded derivative are included in the assessment of market risk fair value changes.

The fair value of the instrument in its entirety has been determined by using a combination of a Monte Carlo simulation and a discounted cash flow analysis.

The following table lists the key inputs and assumptions used in the valuation model as of June 30, 2024:

June 30, 2024
Conversion price ($) (1)	1.36-1.89
Share price at valuation date ($)	0.94
Expected price volatility of the Company share (%)	65.00
Risk-free interest rate (%)	4.40
Market interest rate (%)	21.00

(1) The Convertible Notes are convertible at the option of each holder at a conversion price of $1.81-1.89 per ordinary share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2025. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 21 Convertible Notes.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

June 30, 2024
Share price decrease 30%	288,277
Share price increase 30%	348,350
Volatility decrease 10 percentage points	309,899
Volatility increase 10 percentage points	324,536
Risk-free interest rate decrease 1 percentage point	316,552
Risk-free interest rate increase 1 percentage point	317,502
Market interest rate decrease 1 percentage point	325,757
Market interest rate increase 1 percentage point	308,704

For further information on the Convertible Notes, see Note 21 Convertible Notes.

Note 14. Inventories

	June 30, 2024	December 31, 2023
Raw materials and consumables	14,571	16,500
Finished goods	65,245	51,382
Total	79,816	67,882

Inventories recognized as an expense for the three months ended June 30, 2024 amounted to $135.2 million (2023: $149.4 million). Inventories recognized as an expense for the six months ended June 30, 2024 amounted to $273.0 million (2023: $302.3 million). The expenses were included in cost of goods sold.

Write-downs of inventories to net realizable value for the three months ended June 30, 2024 amounted to $0.2 million (2023: $4.1 million). Write-downs of inventories to net realizable value for the six months ended June 30, 2024 amounted to $0.5 million (2023: $7.6 million). The write-downs were recognized as an expense for each period and included in cost of goods sold.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 15. Trade receivables

	June 30, 2024	December 31, 2023
Trade receivables	104,969	114,171
Less: allowance for expected credit losses	(1,291)	(1,220)
Trade receivables—net	103,678	112,951

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	June 30, 2024	December 31, 2023
EUR	29,355	31,523
USD	27,765	27,828
GBP	21,700	20,909
CNY	13,455	19,445
SEK	4,840	5,939
Other	6,563	7,307
Total	103,678	112,951

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 16. Other current receivables

	June 30, 2024	December 31, 2023
Value added tax	7,915	8,954
Advance payments to vendors	2,846	1,788
Short-term derivatives	—	857
Other	5,118	22,221
Total	15,879	33,820

As of December 31, 2023, other included a receivable of $12.2 million related to production equipment returned to a supplier due to the decision to discontinue the construction of the new production facility in Peterborough, UK. The receivable was settled during the three months ended March 31, 2024.

Note 17. Cash and cash equivalents

	June 30, 2024	December 31, 2023
Short-term deposits	55,000	170,000
Cash at bank and on hand	87,728	79,299
Total	142,728	249,299

Short-term deposits are time deposits and structured deposits, with maturities of one to three months. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

Note 18. Equity

Share capital and Treasury shares

In May 2021, the shareholders resolved to issue 69,497 thousand warrants to secure the future delivery of shares under the 2021 Plan. During May 2024, the Company exercised 3,667 thousand warrants (May 2023: 2,882 thousand warrants, May 2022: 650 thousand warrants). As of June 30, 2024 and December 31, 2023, there were 62,298 and 65,965 thousand warrants outstanding, respectively.

Upon exercise of the warrants in May 2024, 3,667 thousand ordinary shares were allotted and issued, and 2,897 thousand ordinary shares were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021, May 2022 and May 2023 grants. The remaining balance is held as treasury shares to enable the Company’s timely delivery of shares upon the exercise of outstanding share options and to meet future vesting of the RSUs.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

As of June 30, 2024 and December 31, 2023, 597,957 and 595,060 thousand ordinary shares, respectively were registered, and the par value per share was $0.00018 (SEK 0.0015). The Company had 1,019 thousand treasury shares as of June 30, 2024 and 249 thousand treasury shares as of December 31, 2023.

Other contributed capital

As of June 30, 2024 and December 31, 2023 other contributed capital of $1,628.0 million consists of share premium, shareholders contribution and proceeds from warrant issues.

Other reserves

As of June 30, 2024 other reserves of $(253.6) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(180.9) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2023 other reserves of $(233.2) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(160.5) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit

As of June 30, 2024 and December 31, 2023, accumulated deficit of $(1,130.3) million and $(1,061.0) million, respectively, consists of accumulated losses and share-based compensation.

Non-controlling interest

On July 27, 2023, one of the Group’s subsidiaries in China carried out a share issue. Prior to the share issue the Group owned 100 percent of the share capital in the subsidiary. Xiangpiaopiao Food Co., Ltd. subscribed for a part of the new issued shares and owns 40 percent of the share capital after the transaction, whereas the Group recognized a non-controlling interest. As of June 30, 2024, non-controlling interests amounted to $1.7 million.

Note 19. Liabilities to credit institutions

	June 30, 2024	December 31, 2023
Non-current liabilities to credit institutions	115,486	114,249
Current liabilities to credit institutions	5,950	6,056
Total	121,436	120,305

As of June 30, 2024 and December 31, 2023, the Liabilities to credit institutions balance amounted to $121.4 million and $120.3 million, respectively, and was related to outstanding amounts under the TLB Credit Agreement (as defined below) and the EIF Facility (as defined below).

The European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”) was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. As of June 30, 2024 and December 31, 2023, the Group had €1.9 million (equivalent of $2.0 million) and €2.5 million (equivalent of $2.8 million), respectively, outstanding on the EIF Facility, including accrued interest.

In April 2023, the Company entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Agreement, contains ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of June 30, 2024 and December 31, 2023, the Group had $119.4 million and $117.5 million, respectively, outstanding on the TLB Credit Agreement, including accrued interest and net after original issue discount and transaction costs.

In April 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Intercreditor Agreement. As of June 30, 2024 and December 31, 2023, the Group had no utilized loan amounts under the amended SRCF Agreement.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement. See Note 21 Convertible Notes for more information on the Company’s Convertible Notes.

On February 14, 2024, the Sustainable Revolving Credit Facility Agreement and the Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the Sustainable Revolving Credit Facility Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to the Group’s production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the Sustainable Revolving Credit Facility Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, has been increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the Term Loan B Credit Agreement has been reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on 31 December 2026 and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended Sustainable Revolving Credit Facility Agreement is 30%.

On February 14, 2024, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the Sustainable Revolving Credit Facility Agreement on February 14, 2024.

For more information on the Group’s credit facilities, see Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources”.

Currency risk (transaction risk)

The TLB Credit Agreement is denominated in USD and the borrower within the Group is Oatly AB with a functional currency of SEK. The Group is therefore exposed to currency risk SEK/USD and if the rate would increase/decrease by 10% the impact on loss before tax for the six months ended June 30, 2024, would be $11.6 million.

Interest rate risk

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The Group is exposed to interest rate risk that arises from the term loan that carries an interest of Term SOFR with a floor of 2.5%. To manage the risk the Group has entered into interest rate caps for the full amount of the term loan of $130 million. The cap is 4.6% and has a maturity of 3 years (April 2026). As of June 30, 2024, the cap is in the money and the Group is not exposed to changes in the variable interest rate above 4.6%. If variable interest increased by 300 basis points the impact on loss before tax for the six months ended June 30, 2024, would be zero since the interest rate caps are in the money as of this date. If variable interest decreased by 300 basis points the impact on loss before tax for the six months ended June 30, 2024, would be $0.5 million, taking into account the floor of 2.5% in the term loan.

Note 20. Provisions

	Restructuring	Decommissioning	Legal settlement
At December 31, 2023	35,263	1,531	9,250
Charged to the consolidated statement of operations:
- Additional provisions recognized	3,116	—	—
- Unwinding of discount effect	—	27	—
- Reversal of non-utilized amounts	(368)	—	—
Amounts used during the year	(28,933)	—	(9,250)
Charged to other comprehensive loss:
- Exchange differences	(181)	(44)	—
At June 30, 2024	8,897	1,514	—
Non-current	45	1,514	—
Current	8,852	—	—

Restructuring

The restructuring provisions recorded in 2023 was principally related to decommissioning and other exit costs for the discontinued construction of the production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Group also recorded provisions related to organizational restructuring. The organizational restructuring plan was drawn up and announced to the employees during 2023.

During the six months ended June 30, 2024, as part of continuing the exit of the above-mentioned production facilities, the Group had $25.4 million in cash outflows primarily relating to the production facility in Peterborough, UK.

Decommissioning

The provision recognized for decommissioning costs relates to restoration costs for leased production facilities. The decommissioning is expected to be settled at the end of the respective lease term.

Legal settlement

The legal settlement provision recognized in 2023 was paid during the second quarter of 2024. For information regarding the legal settlement, see Note 25 Commitments and Contingencies.

Note 21. Convertible Notes

On March 23, 2023 and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest S.A. (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Original Convertible

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Notes were convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof. The conversion price may be reset again on March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025 is below a specified price. The conversion price of the Original Convertible Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.36 on March 23, 2025. The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of the applicable conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into the Intercreditor Agreement which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affect e.g. the Convertible Notes.

On May 9, 2023 the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. The conversion price may be reset again on March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025 is below a specified price. The conversion price of the HH Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.41 on March 23, 2025. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting the Company’s ability to incur additional debt other than certain debt permitted under the TLB Credit Agreement, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

For details on the fair value on Convertible Notes, see Note 13 Fair value of financial instruments.

Note 22. Accrued expenses

	June 30, 2024	December 31, 2023
Accrued personnel expenses	27,215	30,646
Accrued production expenses	22,620	26,140
Accrued marketing and sales expenses	19,728	10,050
Accrued variable consideration	19,712	19,649
Accrued logistic expenses	10,299	9,318
Other accrued expenses	25,631	25,535
Total	125,205	121,338

Note 23. Related party disclosures

Share-based compensation to related parties

Information about share-based compensation to related parties is found in Note 6 Share-based compensation.

Transactions with related parties

For the three and six months ended June 30, 2024, the Company expensed $0.7 million and $0.9 million (2023: $0.1 million and $0.5 million), respectively, pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of the Board of Directors, is a 33% owner.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest S.A, with a fair value of $174.0 million. As of June 30, 2024, the fair value of the outstanding Convertible Notes to related parties amounted to $155.3 million. The Convertible Notes were issued with the terms and conditions described in Note 21 Convertible Notes.

Note 24. Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period (net of treasury shares).

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Loss for the year, attributable to the shareholders of the parent	(30,384)	(86,719)	(76,183)	(162,296)
Weighted average number of shares outstanding (thousands)	596,243	593,190	595,655	592,757
Basic and diluted loss per share, U.S. $	(0.05)	(0.15)	(0.13)	(0.27)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Restricted stock units	17,680,096	10,266,805	17,680,096	10,266,805
Stock options	15,285,292	21,205,659	15,285,292	21,205,659
Convertible Notes(1)	400,616,344	400,616,344	400,616,344	400,616,344

(1) The number of potential dilutive shares or ADSs from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 21 Convertible Notes.

Note 25. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify significant terms, including fixed or minimum services to be purchased and fixed, minimum or variable price provisions. For the six months ended June 30, 2024, volume adjustments related to co-packer arrangements in Europe & International and North America resulted in volume shortfall expenses of $4.3 million. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 11 Leases.

Legal contingencies

From time to time, the Company may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360-AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The operative consolidated complaint alleges violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. In December 2022, the parties in In re Oatly Group AB Securities Litigation completed briefing of the defendants’ motion to dismiss the operative consolidated complaint; there was oral argument on the motion on May 31, 2023, and the Court granted the motion without prejudice, except for the claim brought under Section 12 of the Securities Act of 1933, which the Court dismissed with prejudice. Plaintiffs filed their amended complaint on August 11, 2023. In October 2023, the parties reached a settlement in principle of both matters requiring the Company to pay $9.25 million, which is contingent upon court approval, among other things. The parties filed a motion seeking preliminary approval of the settlement on February 16, 2024. On March 28, 2024, the Court granted that motion, stating that it would likely find that the settlement is fair, reasonable, and adequate to the settlement class, subject to further consideration at a settlement hearing on July 17, 2024, at which any objections and opt outs by settlement class members will be considered. On April 9, 2024, the Company paid the settlement amount into an escrow account pursuant to the terms of the settlement agreement. If the settlement does not become effective, the cases will be returned to litigation and the settlement amount will be returned to the Company. On June 3, 2024, Plaintiffs filed a motion for final approval of the settlement by the Court in In re Oatly Group AB Securities Litigation. The Court granted that motion on July 17, 2024.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. These forward-looking statements are contained principally in this Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”), those listed under Part II, Item 1A of this Report and other filings with the SEC, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position, industry and business trends, business strategy, market growth, and anticipated cost savings. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in our 2023 Annual Report, the risk factors set forth in this Report on Form 6-K and the following:

•
We have a history of losses, and we may be unable to achieve or sustain profitability, including due to elevated inflation and increased costs for transportation, energy, and materials;
•
Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of oats and other raw materials and ingredients that our limited number of suppliers are able to sell to us that meet our quality standards;
•
The strategic partnership with Ya YA Foods may not be successful, which could adversely affect our operations and manufacturing strategy;
•
A failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations;
•
We maintain our cash and cash equivalents at financial institutions, often in balances that exceed federally insured limits;
•
The primary components of all our products are manufactured in our six production facilities, and damage or disruption at these facilities has in the past harmed, and may in the future harm, our business;
•
Our brand and reputation may be harmed due to real or perceived quality, food safety or sustainability issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations;
•
Food safety and food-borne illness incidents or other safety, concerns have led to product recalls, and may materially adversely affect our business by exposing us to lawsuits or regulatory enforcement actions in the future, increasing our operating costs and reducing demand for our product offerings;
•
We may not be able to compete successfully in our highly competitive market;
•
Sales of our oatmilk varieties contribute a significant portion of our revenue. A reduction in sales of our oatmilk varieties would have an adverse effect on our financial condition;
•
If we fail to effectively expand our processing, manufacturing and production capacity, through existing facilities or acceptable co-packing partners, as we continue to grow and scale our business to a steady operating level, our business, results of operations and our brand reputation could be harmed;
•
We may not successfully ramp up operations at any of our new facilities, or these facilities may not operate in accordance with our expectations;
•
Our operations in the People’s Republic of China could expose us to substantial business, regulatory, political, financial and economic risks;
•
Our strategic reset in Asia may not be successful;

•
Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow;
•
Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected;
•
We are subject to risks related to sustainability (including environmental, climate change and broader corporate social responsibility matters), which may materially adversely affect our business as a result of lawsuits, regulatory investigations and enforcement actions, complaints concerning our disclosures, impacts on our operations and supply chain (particularly in connection with the physical impacts of climate change), and impacts on our brand and reputation;
•
A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers;
•
Consolidation of customers or the loss of a significant customer could negatively impact our sales and profitability;
•
Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business;
•
Failure to retain our senior management or to attract, train and retain employees may adversely affect our operations or our ability to grow successfully;
•
Disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations;
•
Our operations are subject to U.S., European Union (“EU”), and the People’s Republic of China laws and regulations, and there is no assurance that we will be in compliance with all regulations;
•
Changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, financial condition and results of operations;
•
Failure by our suppliers of raw materials or co-producers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business;
•
We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations;
•
Changes to international trade policies, treaties and tariffs, including as a result of the United Kingdom’s withdrawal from the EU, or the emergence of a trade war could adversely impact our business, financial condition and results of operations;
•
We may not be able to protect, enforce or defend our intellectual property and other proprietary rights adequately, which may impact our commercial success;
•
We have previously identified material weaknesses in our internal control environment. If we are unable to remediate any material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner;
•
Our largest shareholder has significant influence over us, including significant influence over decisions that require the approval of shareholders;
•
Our operating results and the market price of our ADSs have been, and may be, volatile, and you may lose all or part of your investment;
•
Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the continued listing requirements of Nasdaq it could result in a delisting of our securities;
•
We have recently recognized impairment charges for long-lived assets in connection with certain of our production facilities that were not yet in operation, and we may need to recognize further impairments in the future, which could adversely impact our business, financial condition and results of operations;
•
We are subject to securities class action litigation and could be subject to additional litigation in the United States or elsewhere that could negatively impact our business, including resulting in substantial costs and liabilities;
•
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;
•
You may not be able to exercise your right to vote the ordinary shares underlying your ADSs;
•
We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs;

•
Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments;
•
We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our future borrowing costs;
•
Transactions relating to our Convertible Notes may dilute the ownership interests of holders of our ADSs or ordinary shares and may adversely impact the value of such securities; and
•
Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

The forward-looking statements made in this Report relate only to events or information as of the date on which the statements are made in this Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Report and the documents that we reference in this Report and have filed as exhibits to this Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

Overview

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice creams, yogurts, cooking creams, spreads and on-the-go drinks. Since our founding, we have had a bold vision for a food system that is better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle and have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant- based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly.

Recent Developments, Trends and Other Factors Affecting our Business

Strategic actions

We continue to execute on our strategic priorities focused on achieving profitable growth. These actions are aimed at setting clear priorities for our teams, reducing complexity to increase organizational agility, and executing a more asset-light supply chain strategy.

In executing these actions, we simplified our organizational structure. During 2022 and 2023 we reviewed the organizational structure to adjust the fixed cost base globally, including employee-related costs, professional services, and other related costs. We will continue to review our organizational structure and fixed cost base on an ongoing basis.

During the fourth quarter of 2023, we decided to discontinue the construction of our new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. We recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities. During the six months ended June 30, 2024, we have increased the estimated non-cash impairment charge with $1.7 million to a total of $174.3 million. We estimate these restructuring and other exit costs to result in no more than $20 million of net cash outflows through 2025, after taking into consideration proceeds from selling certain equipment. For a further discussion on risks related to this see Item 3.D. “Risk Factors” of our 2023 Annual Report.

Effective as of January 1, 2024, we made changes to how we make strategic decisions and allocate resources among our operating segments. As part of this change, the Greater China business is managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, is managed together with the EMEA business, which is now identified as Europe & International.

Further details, see Note 5 Segment information to our interim condensed consolidated financial statements, which are included elsewhere in this Report.

Impact of the Current Macroeconomic Environment on our Results

Our business continues to be exposed to the effects of the current global macroeconomic environment, including consumer spending, inflationary pressures, geopolitical tensions, and foreign exchange impacts. We will continue to actively monitor and respond accordingly to the macroeconomic environment.

For further information refer to Item 3.D. “Risk Factors” of our 2023 Annual Report.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three segments: Europe & International, North America and Greater China. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

Europe & International is our largest revenue-producing segment, followed by the North America and Greater China segments. Currently, our primary markets in Europe & International are the United Kingdom, Germany and Sweden. In North America, substantially all of our revenue to date can be attributed to the United States, and in Greater China, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers. For the six months ended June 30, 2024, on a consolidated level, oatmilk accounted for approximately 89% of our revenue (2023: 87%).

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported net revenue. These promotional activities impact our net revenue and changes in such activities could impact period-over-period results.

The following factors and trends in our business have driven net revenue growth over prior periods and are expected to be key drivers of our net revenue growth going forward:

•
Continue to expand household penetration to reach new consumers and increase the repeat purchase rates of existing consumers by continuing to invest in advertising and marketing to increase awareness of our brand and products.
•
Expand our presence across channels:
o
Grow within food retail channels by increasing our distribution points with existing and new customers, capturing greater shelf space and continuing to drive velocity increases.
o
Expand footprint across the foodservice channel, including independent coffee shops, branded foodservice restaurant chains, and other foodservice customers such as universities and offices.
•
Scale e-commerce capabilities by strategically partnering with leading third-party platforms.
•
Extend product offering through new product development within existing and new product categories to capture the market-specific consumer needs in each of the regions in which we operate.
•
Enter new international markets through our proven foodservice-led strategy.
•
Optimize global production capacity to meet consumer demand.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our net revenue less costs of goods sold. We have scaled our production capacity significantly over the past couple of years. Our gross profit margin has benefited and we expect it will continue to benefit from the localization of production capacity closer to our customers and consumers as well as increased focus on our asset-light supply chain strategy. Over time, we expect to improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs, including a higher focus on procurement efficiencies through scale of purchasing and diversification of suppliers.

Our cost of goods sold significantly increased in 2022, resulting in us taking pricing actions in 2022 and 2023 to partially offset these headwinds. Further pricing actions might be enacted if deemed necessary to offset cost of goods sold inflation, but there is no assurance we will be able to offset all inflationary pressure impacting our business operations.

Operating expenses

Research and development expenses consist primarily of personnel-related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses include primarily personnel-related expenses for our sales, general and administrative staff, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expenses), net, consists primarily of impacts related to discontinued construction of certain production facilities, and net foreign exchange gains (losses) on operating related activities.

Other

Finance income and (expenses), net, primarily consists of fair value changes on Convertible Notes, transaction costs relating to amendments in our financing arrangements, interest expense related to Convertible Notes and loans from credit institutions, interest expense on lease liabilities, interest income and foreign exchange gains and losses attributable to our external and internal financing arrangements.

Income tax (expense)/benefit represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the interim condensed consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three months ended June 30,				Six months ended June 30,
	2024		2023		2024		2023
	(in thousands)	% of revenue	(in thousands)	% of revenue	(in thousands $)	% of revenue	(in thousands $)	% of revenue
Revenue	202,195	100.0%	195,987	100.0%	401,350	100.0%	391,632	100.0%
Cost of goods sold	(143,239)	(70.8)%	(158,331)	(80.8)%	(288,496)	(71.9)%	(319,888)	(81.7)%
Gross profit	58,956	29.2%	37,656	19.2%	112,854	28.1%	71,744	18.3%
Research and development expenses	(10,898)	(5.4)%	(5,321)	(2.7)%	(15,540)	(3.9)%	(11,035)	(2.8)%
Selling, general and administrative expenses	(84,261)	(41.7)%	(106,695)	(54.4)%	(163,003)	(40.6)%	(205,550)	(52.5)%
Other operating income and (expenses), net	(2,876)	(1.4)%	(1,120)	(0.6)%	(1,803)	(0.4)%	(2,208)	(0.6)%
Operating loss	(39,079)	(19.3)%	(75,480)	(38.5)%	(67,492)	(16.8)%	(147,049)	(37.5)%
Finance income and (expenses), net	10,389	5.1%	(11,512)	(5.9)%	(6,988)	(1.7)%	(13,508)	(3.4)%
Loss before tax	(28,690)	(14.2)%	(86,992)	(44.4)%	(74,480)	(18.6)%	(160,557)	(41.0)%
Income tax (expense)/benefit	(1,751)	(0.9)%	273	0.1%	(1,805)	(0.4)%	(1,739)	(0.4)%
Loss for the period	(30,441)	(15.1)%	(86,719)	(44.2)%	(76,285)	(19.0)%	(162,296)	(41.4)%
Attributable to:
Shareholders of the parent	(30,384)	(15.0)%	(86,719)	(44.2)%	(76,183)	(19.0)%	(162,296)	(41.4)%
Non-controlling interests	(57)	(0.0)%	—	—	(102)	(0.0)%	—	—

For the three and six months ended June 30, 2024

Revenue

Revenue increased $6.2 million, or 3.2%, to $202.2 million for the three months ended June 30, 2024, net of sales discounts, rebates and trade promotions, compared to $196.0 million for the three months ended June 30, 2023. Excluding a foreign currency exchange headwind of $1.5 million, revenue for the second quarter was $203.7 million, or an increase of 3.9% compared to the prior year period (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The revenue growth was primarily driven by volume growth across all segments and price/mix improvements in the Europe & International segment, offset by price/mix declines in the Greater China segment driven by the strategic reset implemented in the third quarter 2023. Sold volume for the three months ended June 30, 2024 amounted to 137 million liters compared to 125 million liters for the three months ended June 30, 2023. Produced finished goods volume for the second quarter of 2024 amounted to 142 million liters compared to 130 million liters for the same period last year.

We continued to experience revenue growth in the retail channel of 3.7% for the three months ended June 30, 2024 compared to the prior year period. In the three months ended June 30, 2024 and 2023, the retail channel accounted for 60.5% and 60.2% of our revenue, respectively, the foodservice channel accounted for 35.6% and 34.2% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 3.9% and 5.6% of our revenue, respectively.

Europe & International, North America and Greater China accounted for 52.2%, 33.5% and 14.3% of our total revenue in the three months ended June 30, 2024, respectively, as compared to 50.4%, 31.5% and 18.1% of our total revenue in the three months ended June 30, 2023, respectively.

Revenue increased $9.7 million, or 2.5%, to $401.4 million for the six months ended June 30, 2024, net of sales discounts, rebates and trade promotions, compared to $391.6 million for the six months ended June 30, 2023. Excluding a foreign currency exchange headwind of $0.4 million, revenue for the second quarter was $401.7 million, or an increase of 2.6% compared to the prior year period (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis by segment). The revenue growth was primarily driven by volume growth across all segments and price/mix improvement in the Europe & International segment, offset by price/mix declines in the North America and Greater China segments. Sold volume for the six months ended June 30, 2024 amounted to 269 million liters compared to 253 million liters for the six months ended June 30, 2023. Produced finished goods volume for the six months ended June 30, 2024 amounted to 283 million liters compared to 252 million liters for the same period last year.

We continued to experience revenue growth in the retail channel of 4.7% for the six months ended June 30, 2024 compared to the prior year period. In the six months ended June 30, 2024 and 2023, the retail channel accounted for 62.7% and 61.4% of our revenue, respectively, the foodservice channel accounted for 33.8% and 33.9% of our revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 3.5% and 4.7% of our revenue, respectively.

Europe & International, North America and Greater China accounted for 53.8%, 33.6% and 12.6% of our total revenue in the six months ended June 30, 2024, respectively, as compared to 50.9%, 32.1% and 17.0% of our total revenue in the six months ended June 30, 2023, respectively.

The increase in sold volume growth in Europe & International was driven by continued expansion in core markets, as well as incremental contribution from new markets, while revenue growth was primarily driven by the full impact of price increases introduced during the first part of 2023. Our sold volume and revenue increased in the North America was primarily due to higher volumes in the retail channel. Finally, Greater China revenue decline was primarily driven by the strategy reset in China, resulting in the exit of unprofitable channels, customers and products.

Our employee headcount has decreased by 261 employees compared to prior year, from 1,726 employees as of June 30, 2023 to 1,465 employees as of June 30, 2024 as a result of the strategic actions we have undertaken to simplify our organizational structure. The number of consultants increased by 60 consultants compared to prior year, from 394 consultants as of June 30, 2023 to 454 consultants as of June 30, 2024.

Cost of goods sold

Cost of goods sold decreased by $15.1 million, or 9.5%, to $143.2 million for the three months ended June 30, 2024, from $158.3 million for the three months ended June 30, 2023.

Cost of goods sold decreased by $31.4 million, or 9.8%, to $288.5 million for the six months ended June 30, 2024, from $319.9 million for the six months ended June 30, 2023.

The decrease for the three and six months ended June 30, 2024 was primarily driven by supply chain improvements across all segments, including cost saving initiatives, improving utilization of our North America network and the strategic reset of our Greater China segment.

Gross profit and margin

Gross profit increased by $21.3 million, or 56.6%, to $59.0 million for the three months ended June 30, 2024, from $37.7 million for the three months ended June 30, 2023. Gross profit margin increased by 10.0 percentage points, to 29.2% for the three months ended June 30, 2024, from 19.2% for the three months ended June 30, 2023.

Gross profit increased by $41.1 million, or 57.3%, to $112.9 million for the six months ended June 30, 2024, from $71.7 million for the six months ended June 30, 2023. Gross profit margin increased by 9.8 percentage points, to 28.1% for the six months ended June 30, 2024, from 18.3% for the six months ended June 30, 2023.

The increase for the three and six months ended June 30, 2024 in gross profit margin was primarily driven by improvements in supply chain efficiency and absorption across all segments, with the North America segment driving the largest impact, as well as production mix benefits in our Greater China segment.

Research and development expenses

Research and development expenses increased by $5.6 million, or 104.8%, to $10.9 million for the three months ended June 30, 2024, from $5.3 million for the three months ended June 30, 2023 and increased as a share of revenues 5.4% and 2.7%, respectively.

Research and development expenses increased by $4.5 million, or 40.8%, to $15.5 million for the six months ended June 30, 2024, from $11.0 million for the six months ended June 30, 2023 and increased as a share of revenues 3.9% and 2.8%, respectively.

The increase for the three and six months ended June 30, 2024 was mainly driven by expenses related to a new product launch in the North America segment after we determined the product was not up to our standards.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by $22.4 million, or 21.0%, to $84.3 million for the three months ended June 30, 2024 compared to $106.7 million for the three months ended June 30, 2023 and decreased as a share of revenue to 41.7% from 54.4%, respectively. The decrease was primarily due to the various cost restructuring activities implemented since early 2023, including $6.6 million reduction in employee related expenses, $4.7 million reduction in branding, advertising and marketing expenses, $4.3 million reduction in external consultant, legal contractor and other professional fees, $1.7 million reduction in corporate insurance expenses, and a $1.3 million reduction in customer distribution costs. Customer distribution expense decreased as a share of revenue to 6.0% from 6.8%.

Selling, general and administrative expenses decreased by $42.5 million, or 20.7%, to $163.0 million for the six months ended June 30, 2024 compared to $205.6 million for the six months ended June 30, 2023 and decreased as a share of revenue to 40.6% from 52.5%, respectively. The decrease was primarily due to the various cost restructuring activities implemented since early 2023, including $19.3 million reduction in employee related expenses, $9.6 million reduction in external consultant, legal contractor and other professional fees, $5.7 million reduction in branding, advertising and marketing expenses, $2.9 million reduction in corporate insurance expenses, and a $1.0 million reduction in customer distribution costs. Customer distribution expense decreased as a share of revenue to 6.2% from 6.6%.

Other operating income and (expenses), net

Other operating income and (expenses), net, for the three months ended June 30, 2024 and 2023, amounted to an expense of $2.9 million and an expense of $1.1 million, respectively. Other operating income and (expenses), net, for the six months ended June 30, 2024 and 2023, amounted to an expense of $1.8 million and $2.2 million, respectively. The increase comprised primarily of $2.9 million in non-cash impairment charges related to the Group’s discontinued construction of its production facility in Peterborough, UK.

Finance income and (expenses), net

Finance income and (expenses), net, was an income of $10.4 million for the three months ended June 30, 2024, compared to an expense of $11.5 million for the three months ended June 30, 2023. The improvement was mainly driven by $20.1 million in increased fair value gains on Convertible Notes.

Finance income and (expenses), net, was a expense of $7.0 million for the six months ended June 30, 2024, compared to an expense of $13.5 million for the six months ended June 30, 2023. The lower expense was mainly driven by a $19.2 million in increased fair value gains on Convertible Notes and a $12.8 million reduction in other financial expenses, primarily consisting of transaction costs relating to amendments in the Group’s financing arrangements, offset by a $14.5 million decrease in net foreign exchange gains and $10.1 million in increased interest expenses on Convertible Notes.

Income tax (expense)/benefit

Income tax expense was an expense of $1.8 million for the three months ended June 30, 2024 compared to a benefit of $0.3 million for the three months ended June 30, 2023. The effective tax rates for the three months ended June 30, 2024 and 2023 were 6.1% and (0.3%), respectively. The main driver of our effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Income tax expense was an expense of $1.8 million for the six months ended June 30, 2024 compared to an expense of $1.7 million for the six months ended June 30, 2023. The effective tax rates for the six months ended June 30, 2024 and 2023 were 2.4% and 1.1%, respectively. The main driver of our effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity and Convertible Notes, and from borrowings under our credit facilities. Our primary requirements for liquidity and capital are to finance working capital, make capital expenditures, invest in our organizational capabilities to support profitable growth and for general corporate purposes. We are using this combination of financing to fund our business. We expect our capital expenditures for 2024 to be below $70 million, related primarily to investments in our production facilities. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Our primary sources of liquidity are cash and cash equivalents on hand and availability under our credit facilities. As of June 30, 2024, we had cash and cash equivalents of $142.7 million. Our cash and cash equivalents consist of cash in bank accounts and short-term deposits. Short-term deposits are time deposits and structured deposits.

In addition to the above, we had access to $192.4 million in undrawn bank facilities as of June 30, 2024, excluding bank overdraft facilities.

Sustainable Revolving Credit Facility and Term Loan B Facility

On April 18, 2023, our existing Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement (as defined below), including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility (as defined below) and the TLB Credit Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement contains maintenance financial covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and share in the same security and guarantees from the Group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of June 30, 2024, we had $132.1 million, including accrued interest, outstanding under the TLB Credit Agreement.

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into an Intercreditor Agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain of the Convertible Notes (as defined below). The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the Convertible Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the Convertible Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement.

On February 14, 2024, the Sustainable Revolving Credit Facility Agreement and the Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the Sustainable Revolving Credit Facility Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to the Group’s production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the Sustainable Revolving Credit Facility Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, has been increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the Term Loan B Credit Agreement has been reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on 31 December 2026 and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended Sustainable Revolving Credit Facility Agreement is 30%.

Convertible Notes

On March 23, 2023 and April 18, 2023, we issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”). The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of our existing shareholders, Nativus Company Limited, Verlinvest S.A. (“Verlinvest”) and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at our option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by us. The Original Convertible Notes were convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and conversion rate resets. On March 23, 2024, the conversion price of the Original Convertible Notes was reset to $1.81 in accordance with the terms thereof. The conversion price may be reset again on March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025 is below a specified price. The conversion price of the Original Convertible Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.36 on March 23, 2025. We may require conversion of the Convertible Notes if the last reported sale price of our ADSs equals or exceeds 200% of the applicable conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, we, Oatly AB, Oatly Inc. and other parties entered into the Intercreditor Agreement which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affect e.g. the Convertible Notes.

On May 9, 2023 we entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Senior PIK Notes due 2028 (the “HH Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes, except (i) that the HH Notes were convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of our ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. On March 23, 2024, the conversion price of the HH Notes was reset to $1.89 in accordance with the terms thereof. The conversion price may be reset again on March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2025 is below a specified price. The conversion price of the HH Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.41 on March 23, 2025.In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of our shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

Other Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three-year term loan facility of €7.5 million (equivalent of $8.0 million) with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. On October 6, 2022, the termination date of the EIF Facility was extended to October 11, 2025 and the amortization schedule thereunder revised, with amortizations in an amount of €0.3 million to be made on a quarterly basis effective January 11, 2023. The loan facility and interest margin remain unchanged.

On February 14, 2024, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the Sustainable Revolving Credit Facility Agreement on February 14, 2024.

As of June 30, 2024, we had €1.9 million (equivalent of $2.0 million) outstanding under the EIF Facility, including accrued interest.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Six months ended June 30,
(in thousands of U.S. dollars)	2024	2023
Net cash flows used in operating activities	(86,013)	(113,090)
Net cash flows from investing activities	858	1,313
Cash flows (used in)/from financing activities	(20,213)	367,309

Net cash used in operating activities

Net cash flows used in operating activities decreased by $27.1 million, to $86.0 million for the six months ended June 30, 2024 from $113.1 million for the six months ended June 30, 2023, which was primarily driven by improved operating results, partly offset by cash outflow of $25.4 million related to discontinued construction of the our production facilities in Peterborough, UK and Dallas-Fort Worth, Texas, and a cash outflow of $9.3 million related to the settlement of US securities class action litigation.

Net cash from investing activities

Net cash flows from investing activities decreased by $0.5 million, to an inflow of $0.9 million for the six months ended June 30, 2024 compared to an inflow of $1.3 million for the six months ended June 30, 2023. During the second quarter of 2024 our investments in property, plant and equipment amounted to $19.6 million, offset by proceeds from sale of property, plant and equipment of $20.4 million related to sold assets due to the discontinued construction of our new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. For the comparable period in 2023 our investments in property, plant and equipment amounted to $39.5 million which was offset by net proceeds from assets held for sale amounting to $44.0 million related to the YYF Transaction.

Net cash (used in)/from financing activities

Net cash flows (used in)/from financing activities decreased by $387.5 million, to an outflow of $20.2 million for the six months ended June 30, 2024 from an inflow of $367.3 million for the six months ended June 30, 2023, which is mainly explained by the Company’s financing transactions in the second quarter of 2023, as well as $8.9 million in repayment of lease liabilities in the second quarter of 2024 related to a terminated lease contract due to the discontinued construction of the Group’s production facility in Peterborough, UK.

Contractual Obligations and Commitments

For information regarding our contractual commitments and contingencies, see Note 25 Commitments and Contingencies to our interim condensed consolidated financial statements, which are included elsewhere in this Report.

Non-IFRS Financial Measures

We use EBITDA, Adjusted EBITDA, Constant Currency Revenue as non-IFRS financial measures in assessing our operating performance and Free Cash Flow as a liquidity measure, and each in our financial communications:

“EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income and depreciation and amortization expense.

“Adjusted EBITDA” is defined as loss for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, impacts related to discontinued construction of production facilities, expenses related to a new product launch issue, costs related to the YYF Transaction, and non-controlling interests.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect recurring share-based compensation expense and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect restructuring costs that reduce cash available to us in future periods;
•
Adjusted EBITDA excludes impacts related to discontinued construction of production facilities, although some of these may reduce cash available to us in future period;
•
Adjusted EBITDA does not reflect expenses related to a new product launch issue that reduce cash available to us;
•
Adjusted EBITDA does not reflect costs related to the YYF Transaction that reduce cash available to us;
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of EBITDA and Adjusted EBITDA to loss for the period, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods presented.

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2024	2023	2024	2023
Loss for the period	(30,441)	(86,719)	(76,285)	(162,296)
Income tax expense/(benefit)	1,751	(273)	1,805	1,739
Finance (income) and expenses, net	(10,389)	11,512	6,988	13,508
Depreciation and amortization expense	12,308	12,464	25,321	24,697
EBITDA	(26,771)	(63,016)	(42,171)	(122,352)
Share-based compensation expense	4,179	2,422	6,794	10,469
Restructuring costs(1)	3,214	7,972	3,635	9,167
Discontinued construction of production facilities(2)	2,646	—	1,762	—
New product launch issue(3)	5,677	—	5,677	—
Costs related to the YYF Transaction(4)	—	154	—	375
Non-controlling interests	58	—	102	—
Adjusted EBITDA	(10,997)	(52,468)	(24,201)	(102,341)
(1)
Relates primarily to severance payments as the Group continues to adjust its organizational structure to the macro environment.

(2)
Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, and reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.
(3)
Expenses related to a new product launch issue.
(4)
Relates to the YYF Transaction. See the Company’s Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

“Constant Currency Revenue” is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Constant Currency Revenue is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance.

Constant currency revenue is used to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

The tables below reconcile revenue as reported to revenue on a constant currency basis by segment for the three and six months ended June 30, 2024.

	Three months ended June 30,		$ Change			% Change
	2024	2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	105,541	98,768	105,541	(615)	106,156	6.9%	7.5%	5.7%	1.8%
North America	67,819	61,832	67,819	—	67,819	9.7%	9.7%	8.3%	1.4%
Greater China	28,835	35,387	28,835	(915)	29,750	-18.5%	-15.9%	26.3%	-42.2%
Total revenue	202,195	195,987	202,195	(1,530)	203,725	3.2%	3.9%	9.6%	-5.7%

	Six months ended June 30,		$ Change			% Change
	2024	2023	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency	Volume	Constant currency price/mix
Europe & International	215,948	199,264	215,948	1,564	214,384	8.4%	7.6%	4.9%	2.7%
North America	134,786	125,873	134,786	—	134,786	7.1%	7.1%	9.9%	-2.8%
Greater China	50,616	66,495	50,616	(1,951)	52,567	-23.9%	-20.9%	5.3%	-26.2%
Total revenue	401,350	391,632	401,350	(387)	401,737	2.5%	2.6%	6.3%	-3.7%

“Free Cash Flow” is defined as net cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.

Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial liquidity. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. Free Cash Flow should not be considered in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document. Below we have provided a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2024	2023	2024	2023
Net cash flows used in operating activities	(46,935)	(41,878)	(86,013)	(113,090)
Capital expenditures	(14,226)	(12,912)	(20,420)	(41,034)
Free Cash Flow	(61,161)	(54,790)	(106,433)	(154,124)

Free cash flow was an outflow of $106.4 million for the six months ended June 30, 2024 compared to an outflow of $154.1 million during the prior year period. The improvement in free cash flow was driven both by decreased net cash flows used in operating activities and lower capital expenditures, partly offset by the above-mentioned cash outflows relating to discontinued construction of the Group’s production facilities in Peterborough, UK and Dallas-Fort Worth, Texas and settlement of US securities class action litigation.

Segment Information

Effective as of January 1, 2024, the Company made changes to how it makes strategic decisions and allocates resources among its operating segments. As part of this change, the Greater China business is managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, is managed together with the EMEA business, which is now identified as Europe & International. Following these changes, the new operating segments are:

(i)
Europe & International, which is inclusive of Europe, Middle East and Africa, Asia Pacific and Latin America;
(ii)
North America, which is inclusive of the United States and Canada; and
(iii)
Greater China, which is inclusive of Mainland China, Hong Kong and Taiwan.

In addition to the above-described changes, a majority of the research and development expenses, previously part of corporate overhead, are now allocated to the operating segments to align with how resources are being allocated and monitored as of January 1, 2024.

Segment information for the three and six months ended June 30, 2024 and 2023 presented below has been updated to reflect the above-described changes.

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	105,541	67,819	28,835	—	—	202,195
Intersegment revenue	1,814	—	—	—	(1,814)	—
Total segment revenue	107,355	67,819	28,835	—	(1,814)	202,195
Adjusted EBITDA	12,638	1,166	(428)	(24,373)	—	(10,997)
Share-based compensation expense	(501)	(232)	(479)	(2,967)	—	(4,179)
Restructuring costs(1)	(855)	(769)	(1,470)	(120)	—	(3,214)
Discontinued construction of production facilities(2)	(2,923)	277	—	—	—	(2,646)
New product launch issue(3)	—	(5,677)	—	—	—	(5,677)
Non-controlling interests	—	—	(58)	—	—	(58)
EBITDA	8,359	(5,235)	(2,435)	(27,460)	—	(26,771)
Finance income and (expenses), net	—	—	—	—	—	10,389
Depreciation and amortization	—	—	—	—	—	(12,308)
Loss before tax	—	—	—	—	—	(28,690)

Three months ended June 30, 2023 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	98,768	61,832	35,387	—	—	195,987
Intersegment revenue	9,067	—	122	—	(9,189)	—
Total segment revenue	107,835	61,832	35,509	—	(9,189)	195,987
Adjusted EBITDA	1,294	(10,880)	(18,577)	(24,305)	—	(52,468)
Share-based compensation expense	(74)	(808)	(1,391)	(149)	—	(2,422)
Restructuring costs(1)	(26)	(2,407)	(110)	(5,429)	—	(7,972)
Costs related to the YYF Transaction(4)	—	(154)	—	—	—	(154)
EBITDA	1,194	(14,249)	(20,078)	(29,883)	—	(63,016)
Finance income and (expenses), net	—	—	—	—	—	(11,512)
Depreciation and amortization	—	—	—	—	—	(12,464)
Loss before tax	—	—	—	—	—	(86,992)

Six months ended June 30, 2024 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	215,948	134,786	50,616	—	—	401,350
Intersegment revenue	3,778	—	—	—	(3,778)	—
Total segment revenue	219,726	134,786	50,616	—	(3,778)	401,350
Adjusted EBITDA	27,134	778	(3,856)	(48,257)	—	(24,201)
Share-based compensation expense	(879)	1,027	(1,179)	(5,763)	—	(6,794)
Restructuring costs(1)	(855)	(769)	(1,940)	(71)	—	(3,635)
Discontinued construction of production facilities(2)	(2,923)	1,161	—	—	—	(1,762)
New product launch issue(3)	—	(5,677)	—	—	—	(5,677)
Non-controlling interests	—	—	(102)	—	—	(102)
EBITDA	22,477	(3,480)	(7,077)	(54,091)	—	(42,171)
Finance income and (expenses), net	—	—	—	—	—	(6,988)
Depreciation and amortization	—	—	—	—	—	(25,321)
Loss before tax	—	—	—	—	—	(74,480)

Six months ended June 30, 2023 (in thousands of U.S. dollars)	Europe & International	North America	Greater China	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	199,264	125,873	66,495	—	—	391,632
Intersegment revenue	19,551	—	122	—	(19,673)	—
Total segment revenue	218,815	125,873	66,617	—	(19,673)	391,632
Adjusted EBITDA	8,491	(21,186)	(35,906)	(53,740)	—	(102,341)
Share-based compensation expense	(1,119)	(1,852)	(2,779)	(4,719)	—	(10,469)
Restructuring costs(1)	(1,034)	(2,594)	(110)	(5,429)	—	(9,167)
Costs related to the YYF Transaction(4)	—	(375)	—	—	—	(375)
EBITDA	6,338	(26,007)	(38,795)	(63,888)	—	(122,352)
Finance income and (expenses), net	—	—	—	—	—	(13,508)
Depreciation and amortization	—	—	—	—	—	(24,697)
Loss before tax	—	—	—	—	—	(160,557)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2024 and 2023 primarily refer to intersegment revenue for sales of products from Europe & International to Greater China.

(1)
Relates primarily to severance payments as the Group continues to adjust its organizational structure to the macro environment.
(2)
Relates primarily to non-cash impairments related to discontinued construction of the Group’s production facility in Peterborough, UK, and reversal of previously recognized non-cash impairments related to discontinued construction of the Group’s production facility in Dallas-Fort Worth, Texas.
(3)
Expenses related to a new product launch issue.
(4)
Relates to the YYF Transaction. See the Company’s Forms 6-K filed on January 3, 2023 and March 2, 2023 for further details.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off‑balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Our critical accounting policies are described under the heading “Critical Accounting Estimates” in our 2023 Annual Report and the notes to the audited financial statements in our 2023 Annual Report. Our critical accounting policies and estimates are the same as those discussed in our 2023 Annual Report.

Recent Accounting Pronouncements

Refer to Note 2 Summary of accounting policies to our interim condensed consolidated financial statements appearing elsewhere in this Report.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk and liquidity risk. For further discussion and sensitivity analysis of these risks, see Note 3 Financial risk management to our audited consolidated financial statements for the year ended December 31, 2023 included in our 2023 Annual Report.

Part II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. Other than as described in Note 25 Commitments and Contingencies we are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 1A. Risk Factors

There have been no material changes to our risk factors since those reported in Item 3.D. “Risk Factors” of our 2023 Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Use of Proceeds

The information contained in Item 2 in Part II of the Company’s Report on Form 6-K filed on November 15, 2021 is incorporated by reference herein.

Item 3. Defaults Upon Senior Securities

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: July 24, 2024	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer